Exhibit 99.1

NEWS

Starfield Resources Files Complete
Scoping Study to SEDAR

Provides Update on Summer PGE Drill Program

Toronto, Ontario - May 1, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that the complete preliminary assessment (“scoping study”) report of its Ferguson Lake project has been filed to SEDAR.

A summary of the scoping study was disclosed in the March 20, 2008 news release and conference call.  The complete report is also available on the Company’s website at www.starfieldres.com.

The Company also announced that Phase 1 of the 2008 PGE exploration program is underway with the first assay results expected in late July.  Phase 1 provides for drilling 15,000 metres into the low sulphide, high grade PGE Zone to further define the mineralization in the high PGE Zone, and drilling in the West Zone to upgrade more resources to indicated status and explore for low sulphide, high grade PGE mineralization.

“We have a very aggressive drill program planned for the summer and we look forward to reporting the results as they become available,” said André Douchane, President and CEO.  “In addition to the PGE drill program, we also intend to conduct a grassroots surface exploration program to examine the kimberlite and gold potential of our active claims surrounding the Ferguson Lake project.”

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

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